UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-l THEREUNDER

AFH HOLDING II, INC.
(Exact name of registrant as specified in its corporate charter)

000-52682
(Commission File No.)

Delaware	26-1364883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9595 Wilshire Boulevard, Suite 900, Beverly Hills, CA 90212
(Address of principal executive offices)

(310) 717-8942
(Issuer’s telephone number)

Approximate Date of Mailing: May 13, 2010

AFH HOLDING II, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-l THEREUNDER

THIS IN FORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF AFH HOLDING II, INC.

This Information Statement is being mailed to holders of record of shares of common stock of AFH Holding II, Inc. (the “Company”, “we”, “us” or “our”), a Delaware corporation as of May 11, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act “) and Rule 14f-l promulgated thereunder.

Background

On May 12, 2010, we completed a reverse takeover which will result in an increase in the size of our board of directors (the “Board”), bringing to four the total number of members of the Board. The following is a brief summary of the reverse takeover.

On May 12, 2010, we entered into a Share Exchange Agreement (the “Exchange Agreement”) among AFH Holding II, Inc. and its sole shareholder and First Blush, Inc. (“First Blush”) and its securityholders. Under the terms of the Exchange Agreement, we acquired all of the issued and outstanding securities of First Blush in exchange for a total of 7,200,000 shares of our common stock. As a result, First Blush became our wholly-owned subsidiary and we approved an amendment and restatement of our Certificate of Incorporation, among other things, changing our name to First Blush Brands, Inc. First Blush’s existing business operations became our sole line of business. Immediately following the closing of the reverse takeover there were a total of 8,000,000 issued and outstanding shares of our common stock.

Before the closing of the reverse takeover, our Board consisted of one director, Amir F. Heshmatpour. In connection with the reverse takeover, Mr. Heshmatpour has resigned from the Board effective ten days from the filing of this Information Statement, and we are expanding the Board to four directors which will include the appointment of Anthony Roth, Victoria Briggs and Sandra Missakian, to comprise the entire Board, with one vacancy.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as exhibits to our Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “Commission”) on or before May 13, 2010.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of May 11, 2010 (the “Record Date”), there were 1,500,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

As described further above under the caption “Background”, as a result of the reverse takeover that was completed on May 12, 2010, a change of control occurred.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth biographical information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as an Officer or Director
Anthony Roth(1)(2)	45	Chief Executive Officer, President, Director	May 12, 2010
Barrett Carrere(3)	40	Chief Financial Officer, Secretary	May 12, 2010
Victoria Briggs(1)	62	Director	May 22, 2010
Sandra Missakian(1)	40	Director	May 22, 2010
Amir F. Heshmatpour(4)	43	Director	April 16, 2007
Notes
(1)
Referenced individuals are proposed to become directors of our Board upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

(2)	Mr. Roth was appointed President on May 12, 2010.
(3)	Mr. Carrere was appointed Chief Financial Officer and Secretary on May 12, 2010.
(4)
Mr. Heshmatpour will resign as a Director concurrent with the appointment of the three new directors, which is proposed to take place upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

Amir F. Heshmatpour-Director

Mr. Heshmatpour is the Founder and Managing Director of AFH Holding & Advisory LLC, an integrated advisory and consulting firm serving U.S. and international clients who seek strategic counsel and sophisticated access to global capital markets. Prior to founding AFH, Mr. Heshmatpour was the Chairman and Chief Executive Officer of Metrophone Telecommunications, Inc., a company he began in 1994. Amir Heshmatpour received a Bachelor of Arts from Pennsylvania State University in 1988. Mr. Heshmatpour has resigned as a director, effective upon the tenth day following the filing of this Information Statement.

Anthony Roth – President

Mr. Roth is our President and Chief Executive Officer; he will become a Director and Chairman of the Board upon the expiration of ten days following our filing of Schedule 14F-1 with the SEC. A serial entrepreneur with over 14 years of experience, Mr. Roth has a reputation for starting successful technology companies and managing the turnaround of various businesses in transition.  Mr. Roth was former President and CEO of Celect.org™, a company of Optimum Interactive (USA) LTD., the leading provider of web-based network services for membership organizations. Prior to co-founding Celect.org™, Mr. Roth was brought in as a turnaround CEO for Commerce Planet, Inc., an online marketing & e-commerce company. During his tenure at Commerce Planet, Mr. Roth was responsible for resolving a range of legal, compliance, financial and other business-critical issues, eventually leading to a successful sale of the assets of the company. In 2001, Mr. Roth founded Utix Group, Inc., a corporate premium gift, incentive and consumer reward company that significantly changed the way prepaid gift cards are issued and processed to this day. During his time as President & CEO of Utix Group from 2001-2007, Mr. Roth authored, commercialized and defended a series of patents for prepaid technology system and marketing applications on the DISCOVER Network. He also formed strategic alliances with several co-branding partners including the PGA, Nike, Red Door Spa, FOX, Disney, Warner Brothers, Carlson Marketing, Quantum Loyalty - Hollywood Movie Money, and the U.S. Ski Team. The Utix technology applications have become standardized prepaid card features for several Fortune 500 brands issuing gift cards or prepaid products worldwide.  Having authored and defended several patents in the pre-paid technologies arena, Mr. Roth is an expert in the industry and has served as a featured speaker at multiple events for organizations such as the Electronic Funds Transfer Association and the American Management Association. Earlier in his profession, Mr. Roth served as a turn-around executive and often CEO for both public and private business concerns. He first began his professional training and experience in the business financial services and retail brokerage arena where after eight years he reached the position of Vice President at Merrill Lynch. Mr. Roth received an undergraduate degree in 1986 from The University of Illinois and holds a masters degree in finance from The New York Institute of Finance.

Barrett Carrere - Chief Financial Officer

Mr. Carrere graduated from University of Southern California, B.S. in Accounting, May 1993, cum laude.  He worked with Arthur Andersen in Los Angeles from 1993 to July 1997 in the assurance division as a staff and senior auditor.  He specialized in the energy practice with clients such as Occidental Petroleum Corporation, Southern California Edison and Texaco Inc. Cogeneration Partnerships.

From July 1997 through March 2010, Mr. Carrere worked with VCA Antech Inc. (NASDAQ: WOOF "VCA").  VCA is a leading high-growth international animal healthcare services company with a compounded annual revenue growth rate of over 15% and approximately $1.3 billion in annual revenue for the year ended December 31, 2009.  Mr. Carrere started at VCA as a senior accountant and was promoted to Accounting Manager, Director of Financial Reporting and finally V.P. Assistant Corporate Controller where he was responsible for approximately 50 individuals in the following departments, SEC Compliance and Reporting, Technical Accounting and Research, Corporate Accounting, Corporate Budgeting and Forecasting, and accounts payable.   While at VCA Mr. Carrere was involved with over $2.3 billion of capital transactions including an LBO, an IPO and secondary offering, debt financings and refinancing as well as integration and due diligence for over $1.0 billion of M&A transactions. In addition to his responsibilities at VCA, from April 2008 through June 2009 Mr. Carrere was also lecturer of accounting in the school of economics at the University of California, Santa Barbara. Mr. Carrere is an active certified public accountant licensed in the state of California, license #77167, and is a member of the American Institute of Certified Public Accountants.

Sandra L Missakian – Director

Ms. Missakian brings over 15 years of law, finance, business development and start up experience primarily in the entertainment industry.  For the past 4 years, Ms. Missakian provided management consulting and legal services to various companies in the entertainment industry (ranging from serving in senior level in-house executive roles to negotiating and establishing multi-million dollar private placement and acquisition deals), and managed Golden Child Ventures (and its subsidiaries Golden Child Pictures and Fortress DVD), an entertainment company that has produced 10 titles since 2002 and has structured independent off balance sheet slate financing for up to five features films to be produced over the next 12 months.  Ms. Missakian spent 4 years as Managing Director and General Counsel for Marblehead Capital Group, Inc., a Massachusetts based boutique venture capital firm focused on providing early stage capital and consulting services to companies in entertainment, media and technology industries.   Ms. Missakian’s role at the firm was to negotiate and structure private financings, portfolio acquisitions, co-manage a dedicated investment fund, and provide strategic consulting services to portfolio companies. During this period, Ms. Missakian had management oversight of one of firm’s portfolio companies, FansRule, Inc.  Over three and a half years with FansRule, Ms. Missakian held various senior management positions, including President, General Counsel, and Head of Business Development.  In her day to day activities for FansRule, she signed clients and served as point person for all client relations, created strategic business alliances with third party corporate partners, and managed the teams that executed innovative marketing initiatives for all the company’s high profile clients which included Aerosmith, Christina Aguilera, Justin Timberlake, Destiny’s Child, and Anastacia, among others.  Prior to joining Marblehead Capital, Ms. Missakian served as the Director of Acquisitions for the Los Angeles based film company Behaviour Worldwide, Inc. (now MDP), where she was involved in development, acquisition and financing of its feature film slate. Ms. Missakian began her career as an entertainment lawyer and literary agent at the Boston law firm of Palmer & Dodge.    Ms. Missakian received a B.A. from Dartmouth College in 1991 and a J.D. from Boston College Law School in 1994.

Victoria Briggs – Director

Ms. Briggs was instrumental in building Curtis School, a premier private school in Los Angeles, as Director of Schools and as a member of the Board of Directors. Ms. Briggs founded Rose Hill Gardens LLC which she grew to become the largest outdoor rose grower in the United States. Rose Hill Gardens LLC provided the initial funding for First Blush and is First Blush’s largest shareholder. Ms. Briggs received an undergraduate degree in 1969 from The University of Denver.

We have granted our former sole shareholder the right to designate one member of the Board. As of the date hereof, this right has not been exercised.

Board Meetings and Committees

Our Board held no formal meetings during the 12 month period ended December 31, 2009. All proceedings of the Board were conducted by resolutions consented to in writing by the director and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Delaware General Corporation Law and our by-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. As we have been a shell corporation, our Board believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. We do not at the present time have an audit committee financial expert or an audit committee charter because we do not have an audit committee. We do not have a nomination committee charter. We do not have a policy for electing members to the Board.

Compensation Committee Interlocks and Insider Participation

Our Board determines the executive compensation and does not delegate this responsibility to non-members of the Board. As of fiscal year ending in December 31, 2009, Amir F. Heshmatpour was the sole director responsible for deliberations of executive compensation decisions. Prior to the reverse takeover, Mr. Heshmatpour was our only executive officer and he received no compensation. We also had no employees.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Terms of Office

The Company’s directors are appointed for one-year terms to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Delaware General Corporation Law. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Delaware General Corporation Law.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Involvement in Certain Legal Proceedings

FansRule, Inc., in which Ms. Missakian held various senior management positions, including President, General Counsel, and Head of Business Development, filed a petition for bankruptcy in November, 2003.  Ms. Missakian’s resigned from FansRule in May, 2003.

Other than as set forth above, our directors, executive officers and control persons have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of May 12, 2010, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than five percent (5%) of the outstanding common stock; (ii) each executive officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security.  The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within sixty (60) days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 8,000,000 shares of our common stock issued and outstanding as of May 12, 2010.

Unless otherwise stated, the address of each beneficial owner is 9595 Wilshire Blvd., Suite 900, Beverly Hills, CA 90212.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned

Rose Hill Gardens LLC	6,677,251 (2)	83.47%
PO Box 5490 Santa Barbara CA 93150

Victoria Briggs (1)	6,677,251 (2)	83.47%%

AFH Holding and Advisory, LLC	800,000 (3)	10.00%
9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212

Amir F. Heshmatpour 9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212	800,000 (3)	10.00%

Sandra L Missakian (1)	171,876	2.15%

Anthony Roth (1)	75,000	.94%
Barrett Carrere	0	--

All directors and executive officers as a group (5 persons)	7,724,127	96.55%

  (1) Victoria Briggs, Sandra Missakian and Anthony Roth will become members of our board of directors following the expiration of ten days following our filing of Schedule 14F-1 with the SEC.
  (2) Victoria Briggs, is the sole managing member, and owns and controls 100% of Rose Hill Gardens LLC.  Christopher K. Bagdasarian is the spouse of Victoria Briggs.  Mr. Bagdasarian has no ownership or control over Rose Hill Gardens, LLC. Mr. Bagdasarian disclaims any beneficial interest in the shares.
  (3)  Amir F. Heshmatpour is the Managing Member of AFH Holding and Advisory, LLC, has investment control over the shares owned by AFH Holding and Advisory, LLC and may be deemed the beneficial owner of these shares of our common stock. Mr. Heshmatpour will resign from our board of directors upon the expiration of ten days following our filing of Schedule 14F-1 with the SEC.

EXECUTIVE COMPENSATION

The following table sets forth information for the individuals who served as the senior executive officer of the Company during any portion of the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonquali- fied Deferred Compen- sation ($)	All Other Compen- sation ($)	Total
									($)

Amir F. Heshmatpour,	2009	$-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
President & CEO	2008	$-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Amir F.	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Heshmatpour

The Company presently has no stock option or stock award plans.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Amir F.	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Heshmatpour

The Company has made no arrangements for the remuneration of its directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company’s behalf. No remuneration has been paid to the Company’s officers or directors for services to date.

As of December 31, 2009, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our Board. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our Board.

As of December 31, 2009, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as of December 31, 2009. The Company has no outstanding stock option or stock award plans.

Employment Contracts

During the last fiscal year there were no employment agreements for officers of the Company.

We have entered into an employment agreement, dated May 12, 2010 with Anthony Roth, our Chief Executive Officer, for a term ending December 31, 2011 at a base salary of $345,000 per year plus an annual bonus based on his achievement of individual objectives and achievement of company objectives at the full discretion of the Board. We may terminate the agreement on 60 days notice and Mr. Roth may terminate the agreement upon 90 days prior notice to us.

We have entered into an employment agreement, dated May 12, 2010 with Barrett Carrere, our Chief Financial Officer, on an “at will” basis with First Blush at a base salary of $150,000 per year, with an increase in base salary to $180,000 on January 1, 2011 at the discretion of the Board, plus an annual bonus based on his achievement of individual objectives and achievement of company objectives at the full discretion of the Board. We may terminate this agreement without notice and Mr. Carrere may terminate the agreement with 30 days prior notice to us.

From April 5, 2010 until May 12, 2010, Mr. Roth and Mr. Carrere served as Vice Presidents of Operations and Finance, respectively of First Blush, Inc. They were not paid any compensation in connection with these positions.

DIRECTOR INDEPENDENCE

Transactions with Related Persons

We pay Rose Hill Garden LLC a consulting fee of $8,500 per month for office rent and related expenses as well as operating and management services including, but not limited to, sales and marketing, fulfillment, production, customer service and accounting. Rose Hill Garden LLC is owned by Victoria Briggs, a member of our Board.

On December 31, 2008 and June 26, 2009, we entered into a Senior Note from RHG, which is 100% owned by Victoria Briggs, a member of our board of directors for up to $1,000,000 and an additional note from Michael Bagdasarian for $100,000. The notes bear interest at the rate of 12% per annum and are demand notes and are secured by substantially all of the assets of First Blush, Inc..

Jeffrey Rinde, a partner of Blank Rome LLP, First Blush’s legal advisor in connection with the Exchange, also holds the position of Principal of AFH Holding and Advisory, LLC (“AFH Holding”) and has an ownership interest in AFH Holding.   AFH Holding was our sole shareholder prior to the Exchange, and as such will realize an economic benefit as a result of fees received in the Exchange and of AFH Holding’s continued ownership of our shares. See “Security Ownership of Certain Beneficial Owners and Management.” In connection with Blank Rome’s representation of First Blush, Blank Rome disclosed Jeffrey Rinde’s relationship with AFH Holding, and received a conflicts waiver from First Blush relating to Blank Rome’s representation of First Blush.

Director Independence

Our Board has determined that we do not have a majority of independent directors as that term is defined under Rule 5605(a) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are not listed on Nasdaq.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street. NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communication to the board of directors at 9595 Wilshire Boulevard, Suite 900 Beverly Hills CA 90212.

Dated: May 13, 2010

By Order of the Board of Directors

AFH HOLDING II, INC.

/s/ Anthony Roth
Name:   Anthony Roth
Title:     President